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SEC ... ISSION
... Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EQUITY INVESTMENT SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1808 NORTH O STREET
(No. and Street)

LAKE WORTH	FL	33460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VICTORIA RAGLAND **314-494-2731**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, VICTORIA RAGLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY INVESTMENT SERVICES, INC., as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victoria Ragland
Signature

PRESIDENT
Title

Jerryson Cesar
Public Notary

NOTARY PUBLIC STATE OF FLORIDA
Jerryson Cesar
My Commission Expires
May 15, 2021
Commission No. GG 104614

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY INVESTMENT SERVICES, INC

FINANCIAL STATEMENT

DECEMBER 31, 2017

EQUITY INVESTMENT SERVICES, INC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplemental Information	
Schedule I - Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Schedule III - Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	11

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Equity Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equity Investment Services, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Equity Investment Services, Inc.'s management. Our responsibility is to express an opinion on Equity Investment Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Equity Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Equity Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Equity Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Equity Investment Services, Inc.'s auditor since 2017.

Maitland, Florida

March 10, 2018

EQUITY INVESTMENT SERVICES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Assets		
Cash and cash equivalents	$	14,950
Commissions receivable		1,163
Total assets	$	16,113

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	1,308
Total liabilities		1,308
Stockholder's Equity		
Capital Stock		
Authorized: 30,000 Shares		
Par Value $1 Per Share		
Issued and Outstanding: 10,000 Shares	$	10,000
Retained Earnings		4,805
Total Stockholder's Equity		14,805
Total liabilities and shareholders's equity	$	16,113

The accompanying notes are an integral part of these financial statements

EQUITY INVESTMENT SERVICES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Commissions, mutual fund, and 12b-1s	$	12,194
Other income		111
Total revenues		12,305
Expenses:		
Bank charges		6
Commissions paid		13,518
Licenses and permits		1,436
Professional fees		455
Total expenses		15,415
Net loss	**$**	**(3,110)**

The accompanying notes are an integral part of these financial statements

EQUITY INVESTMENT SERVICES, INC
STATEMENT OF CHANGES IN SHAREHOLDERS'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Retained Earnings (Deficit)		Total
Balance, January 1, 2017	$	10,000	$ 3,396	$	13,396
Prior period adjustment			2,519		2,519
Capital contributions			2,000		2,000
Net loss			(3,110)		(3,110)
Balance, December 31, 2017	$	10,000	$ 4,805	$	14,805

The accompanying notes are an integral part of these financial statements

EQUITY INVESTMENT SERVICES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net Loss	$	(3,110)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		2,519
Accounts payable and accrued expenses		(909)
Net cash used by operating activities		(1,500)
Cash flows from financing activities		
Capital contribution		2,000
Net cash provided by financing activities		2,000
Net increase in cash and cash equivalents		500
Cash and cash equivalents at beginning of year		14,450
Cash and cash equivalents at end of year	$	14,950

The accompanying notes are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Equity Investment Services, Inc. (the Company) was incorporated October 5, 1998. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a registered broker-dealer in April 5, 1999. The Company is registered in 3 states and offers mutual funds and variable annuities to its clients. The Company's primary products are mutual funds and insurance contracts.

Accounting Method:

The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Commissions Receivable:

The Company uses the direct write-off method for recognition of bad debts. Management anticipates no substantial loss from the receivable balances; therefore, no reserve was established at December 31, 2017.

Revenue Recognition:

Revenues from commission earned are recognized in the period the service is provided or the date of the trade transaction.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes:

The Company is a C corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. If required, the Company will recognize the provision for income tax expense in the financial statements. As of December 31, 2017, the Company has not recorded a provision for income taxes, nor does the Company believe that is has taken any positions that would require the recording of any additional tax liability. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes. The federal and state income tax returns of the Company for 2016, 2015, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

As of December 31, 2017, the Company has approximately $1,670 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited. There are no deferred tax assets or liabilities at December 31, 2017.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Agreement between Equity Management, Inc. (A Registered Investment Advisor and hereafter referred to as "EMI"), and Equity Investment Services, Inc. (a broker-dealer and hereafter referred to as "EIS") is to establish that EMI will pay all overhead expenses of EIS.

Since both companies are operated from a residence, EMI and EIS share office space. EMI pays the telephone and office expenses. Bills directed to EIS are paid by EIS, which include audit, regulatory fees, and corporate taxes. These amounts are accrued and expensed on the books and records of EIS.

In accordance with the Agreement, EIS is in no way obligated to repay EMI for such disbursements, as such leases and invoices for the above are in the name of EMI and/or Victoria L Ragland.

During the year, Equity Investment Services paid commissions to an owner of the Company totaling $13,518.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2017, the Company had a net capital of $13,352 which was $8,352 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1 at December 31, 2017.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 4. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2017.

NOTE 5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

NOTE 6. PRIOR PERIOD ADJUSTMENT

The Company adjusted 12b-1 fees not accrued during the year ended December 31, 2016 in the amount of $2,519.

NOTE 7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 10, 2018, the date the financial statements were available to be issued.

SCHEDULE I
EQUITY INVESTMENT SERVICES, INC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2017

Computation of basic net capital requirements:		
Total stockholders' equity	$	14,805
Deductions and/or charges:		
Non-allowable assets:		
Commission and fees receivable		1,163
Total non-allowable assets		1,163
Net capital before haircuts and securities positions		13,642
Haircuts		290
Net capital		13,352
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($1,308)		87
Minimum dollar net capital requirement for this broker-dealer ($5,000)		5,000
Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	8,352

Reconcilation with Company's computation (included in unaudited Part IIA of Form X-17A-5 as of December 31, 2017).

Net capital, as reported in Company's Part IIA Focus Report	$	14,515
Adjustments:		
Increase in non-allowable assets		1,163
Net Capital per December 31, 2017 audited report, as filed	$	13,352

SCHEDULE II
EQUITY INVESTMENT SERVICES, INC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Total Aggregate Indebtedness

Accounts payable	$ 1,308
Aggregate indebtedness	$ 1,308
Ratio of aggregate indebtedness to net capital	0.10

SCHEDULE III
EQUITY INVESTMENT SERVICES, INC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2017

With respect to the Computation for Determination of Reserve Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Equity Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Equity Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Equity Investment Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Equity Investment Services, Inc. stated that Equity Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Equity Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equity Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 10, 2018

Equity Investment Services Inc.'s Exemption Report
Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Equity Investment Services Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Equity Investment Services Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

Equity Investment Services Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Equity Investment Services Inc.

I, Victoria L Ragland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Victoria Ragland

Title: Pres.

Date: 2-14-18